Ballard Power Systems Inc.

News Release

Ballard Reports 2007 Results And 2008 Outlook

For Immediate Release – February 20, 2008

Vancouver, Canada – Ballard Power Systems (TSX: BLD; NASDAQ: BLDP), a leader in the development, manufacture and sale of hydrogen fuel cells, announced its results for the fourth quarter and year ended December 31, 2007 today. All amounts are in U.S. dollars, unless otherwise noted.

“2007 was a building year in which we established early stage traction in our priority growth markets while delivering strongly on our operational and financial goals,” said John Sheridan, Ballard’s President and CEO. “As well, on November 7 we signed the agreement with Daimler and Ford for the sale of automotive fuel cell assets, which closed as planned on January 31, 2008. Our company is now positioned with a strong foundation on which to pursue key initiatives that will accelerate market adoption of our fuel cell products and drive Ballard to profitability.”

FINANCIAL HIGHLIGHTS FOR FOURTH QUARTER & FULL YEAR 2007

•	Revenue was $65.5 million in 2007. This represents 32% growth over 2006 and exceeds the high end of the guidance range of $55-65 million.

•	In the fourth quarter, revenue grew 22% to $20.1 million (2006Q4: $16.5 million).

•	Operating cash consumption[1] was $38.1 million in 2007. This is a 26% reduction from 2006 and is below the low end of the guidance range of $40-50 million for 2007. This was impacted favorably by a net foreign exchange gain of approximately $4 million.

•	In the fourth quarter, operating cash consumption declined 41% to $12.2 million (2006Q4: $20.6 million).

•	Loss from continuing operations was $56.8 million in 2007 (2006: $57.0 million). This equates to a loss of $(0.50) per share (2006: $(0.50) per share).

•	In the fourth quarter, loss from continuing operations increased 13% to $15.9 million this quarter (2006Q4: $14.1 million).

•	Cash reserves were $145.6 million on December 31, 2007 (2007Q3: $161.4 million).

OPERATIONAL HIGHLIGHTS FOR FOURTH QUARTER & FULL YEAR 2007

Fuel Cell Growth Markets

In fuel cell growth markets of materials handling, backup power and residential cogeneration, total shipments were 298 units in the fourth quarter, an increase of 96% from the same quarter in 2006. The full year total of 849 units shipped represents growth in shipments of 84% over 2006.

Materials Handling

Ballard shipped 83 fuel cell products in the fourth quarter in materials handling. The total of 204 units for the year is lower than had been anticipated at the beginning of 2007 due to the longer-than-expected end-user sales cycle and the acquisition and subsequent integration activities related to Plug Power’s purchase of Cellex Power and General Hydrogen. Total shipments for the year grew 39% over the 147 units shipped in 2006.

The company reduced the cost of its Mark9 SSL™product by 23% in 2007, slightly less than its target of 25% due to foreign exchange impacts.

Backup Power

Ballard shipped 104 fuel cell products in the fourth quarter in backup power. The total of 200 units shipped in 2007 was double the company’s 2007 shipment goal of 100 units.

A product cost reduction of 34% was achieved for the Mark1020 ACS™ in 2007.

Residential Cogeneration

Ballard shipped 111 fuel cell products this quarter in residential cogeneration, for a full-year total of 445 units. This exceeds the company’s 2007 shipment goal of 400 units and represents a 41% increase over the 315 units shipped in 2006.

In 2007 Ballard met its goal of transferring assembly operations for the Mark1030 V3™ product to Ebara Ballard, the company’s joint venture in Japan. The Japanese facility doubles Ballard’s assembly space and expands its Mark1030™ production capacity.

Total cost reductions of 15% were achieved on the Mark1030™ in 2007. Product development activities for the next generation Mark1030 V3™ product continue on track for introduction later this year.

Fuel Cell Bus Programs

Ballard shipped eight fuel cell modules in 2007. This compares with five modules shipped in the previous year. Ballard signed fuel cell bus contracts that will have a positive impact on future results, including the first sales of the company’s new HD6 fuel cell module for BC Transit’s program for up to 20 buses and Transport for London’s program for five buses.

Carbon Fiber Materials

Revenues for carbon fiber materials increased $0.3 million or 10% this quarter to $3.2 million. Full-year revenues grew by 23% or $2.6 million over 2006 to $14.1 million, reflecting higher sales of both friction materials to major automotive OEM customers and gas diffusion layer materials to fuel cell developers.

Automotive

Automotive fuel cell development efforts in 2007 successfully met established milestones, as evidenced by the generation of $8.4 million of automotive engineering development revenues in the fourth quarter and $15.8 million for all of 2007.

On January 31, 2008 Ballard closed the transaction to sell certain of the company’s automotive fuel cell assets to Daimler AG and Ford Motor Company. The company expects to record a gain of approximately $100 million in Q1 2008 in relation to this transaction. For a full description of the transaction, please refer to the company’s Management Information Circular dated December 13, 2007.

2008 OUTLOOK

“With a solid foundation now in place, including resolution of Ballard’s long standing challenge with high cost automotive technology development, our primary focus in 2008 will be accelerating market adoption of fuel cell products in our growth markets,” said John Sheridan, President and CEO. “This will position us for significant product volume and revenue growth in 2009 and beyond.”

Ballard’s market acceleration focus will entail initiatives to ‘deepen market traction’:

•	Ramping up shipment volumes to existing customers;

•	Adding new systems integration customers;

•	Establishing new OEM distribution channels.

And initiatives to ‘broaden market focus’:

•	Product extensions to serve new market applications;

•	New geographical markets.

Ballard’s 2008 revenues will experience downward pressure since it will no longer have automotive development programs and the associated development revenues as a result of the transaction that closed on January 31, 2008. However, this downward impact is expected to be offset by growth in other areas of the company’s business. Consistent with this and the reality of the early stage nature of its markets, the following specific external goals have been established for 2008:

•	Revenue: $65-75 million — growth of up to 15% over 2007.

•	Operating cash consumption: $20-30 million — reduction of up to 48% from 2007.

•	Total product shipments: in excess of 1,700 units – growth of more than double the 2007 level of 849 units. This total is expected to be primarily comprised of the following minimum shipment volumes in each fuel cell growth market:

•	Materials Handling: 450 units

•	Back-Up Power: 750 units

•	Residential Cogeneration: 400 units

As well as tracking progress on these specific goals each quarter over the course of 2008, Ballard will report on specific developments related to ongoing product cost reductions and key strategic initiatives to deepen market traction and broaden market focus.

FINANCIAL RESULTS: FOURTH QUARTER & FULL YEAR 2007

Ballard’s revenues in the fourth quarter and fiscal year ended December 31, 2007 were $20.1 million and $65.5 million respectively, compared to $16.5 million and $49.8 million for the same periods in 2006, exceeding the high end of Ballard’s 2007 guidance range of $55 million to $65 million. In the fourth quarter of 2007, product and service revenues for the fourth quarter of 2007 were $10.6 million, a decrease of $1.1 million, or 9%, from the fourth quarter of 2006, driven primarily by lower shipments of automotive fuel cells. Engineering development revenue for the fourth quarter of 2007 was $9.5 million, an increase of $4.7 million, or 98%, from the same period in 2006, due to the timing of work performed and achievement of the milestones under the automotive fuel cell and 1kW residential cogeneration development programs.

For the year ended December 31, 2007, product and service revenues increased $6.8 million, or 19%, to $43.4 million and engineering development revenue increased $8.9 million, or 67%, to $22.2 million compared to 2006. Product revenues increased by $5.4 million due to higher shipments of carbon fiber, automotive fuel cell and power generation fuel cell products. Service revenues increased by $1.4 million due to increased engineering services related to power generation government contracts and automotive fuel cell service work partially offset by an expected decline in field service for fuel cell buses. The increase in engineering development revenue of $8.9 million was due to the timing of development program milestones.

Net loss for the fourth quarter of 2007 decreased 88% to $15.9 million, or ($0.14) per share, compared to a net loss of $128.7 million, or ($1.13) per share for the fourth quarter of 2006, primarily due to $114.6 million of losses from discontinued operations recorded in the fourth quarter of 2006 related to Ballard’s disposition of its electric drive operations. Loss from continuing operations for the fourth quarter of 2007 increased 13% to $15.9 million, or ($0.14) per share, compared to a loss from continuing operations of $14.1 million, or ($0.12) per share) for the fourth quarter of 2006, primarily due to increases in foreign exchange gains of $2.1 million, increases in engineering development revenues of $4.7 million and increases in product and service gross margins of $1.5 million offset by increases in operating expenses of $8.4 million and an increase in depreciation and amortization expense of $1.2 million. The increase in operating expenses was primarily a result of the effect of a stronger Canadian dollar, relative to the U.S. dollar, combined with severance and related costs of approximately $4.1 million in the fourth quarter of 2007 incurred in conjunction with the sale of certain automotive fuel cell assets to Daimler and Ford (the “AFCC Transaction”).

Net loss for the year ended December 31, 2007 decreased 68% to $57.3 million, or ($0.50) per share, compared with a net loss of $181.1 million, or ($1.60) per share, in 2006, primarily due to $124.1 million, or ($1.10) per share, of losses from discontinued operations recorded in 2006 related to Ballard’s disposition of its electric drive operations.

Loss from continuing operations for the year ended December 31, 2007 was $56.8 million, or ($0.50) per share, compared to $57.0 million, or ($0.50) per share, for 2006. Increases in foreign exchange gains of $8.7 million, increases in engineering development revenues of $8.9 million and improvements in product and service gross margins of $3.0 million were offset by increases in operating expenses of $13.8 million and the write-down of a non-core investment of $4.6 million. Improved margins of $3.0 million were driven by increased volumes of carbon fiber products and higher power generation non-recurring engineering services related to government contracts partially offset by a decline in field service margins on fuel cell buses due to the expiration of service contracts. The increase in operating expenses of $13.8 million was driven by an increase in research and development expenses, reflecting increased investment to build capability and capacity for growth in such areas as Ballard’s fuel cell buses and power generation fuel cell programs, combined with the effect of a stronger Canadian dollar, relative to the U.S. dollar, and severance and related costs recorded in general and administrative expense of approximately $4.1 million incurred in conjunction with the AFCC Transaction.

Operating cash consumption (Non-GAAP Measure) for the fourth quarter and year ended December 31, 2007 were $12.2 million and $38.1 million, respectively, compared to $20.6 million and $51.4 million for the same periods in 2006, bettering the low end of Ballard’s guidance range for the full year of $40 million to $50 million. For the fourth quarter of 2007, the $8.4 million, or 41%, improvement in operating cash consumption compared to 2006, was driven by higher foreign exchange gains, the disposition of Ballard’s electric drive operations, higher product and service margins and engineering development revenue, lower working capital requirements and lower capital expenditures, partially offset by an increase in operating expenses and a decline in investment income. For the full year of 2007, the $13.3 million, or 26%, improvement in operating cash consumption was driven by higher foreign exchange gains, the disposition of Ballard’s electric drive operations, higher product and service margins and engineering development revenue and lower capital expenditures, partially offset by an increase in operating expenses, higher working capital requirements and a decline in investment income.

For a more detailed discussion of Ballard Power Systems’ fourth quarter and full year 2007 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml

Selected Consolidated Financial Information: Fourth Quarter & Full Year 2007
Unaudited (Expressed in thousands of U.S. dollars, except for per share amount and number of shares)

	Three months ended		Year ended
	December 31,		December 31,
	2007	2006	2007	2006
Revenues:
Product and service revenue	$10,591	$11,679	$43,352	$36,535
Engineering development revenue	9,474	4,791	22,180	13,288

Total revenues	20,065	16,470	65,532	49,823
Cost of revenues and expenses:
Cost of product and service revenues	6,430	9,056	25,052	21,206
Research and product development	15,467	12,775	58,478	52,274
General and administrative	8,551	3,547	19,715	13,262
Marketing and business development	2,416	1,706	8,334	7,226
Depreciation and amortization	4,595	3,397	15,732	16,391

Total cost of revenues and expenses	37,459	30,481	127,311	110,359

Loss before undernoted	(17,394)	(14,011)	(61,779)	(60,536)
Investment and other income	2,628	964	16,933	9,932
Loss on disposal and write-down of long-lived assets	—	(79)	(4,583)	(778)
Equity in loss of associated companies	(1,125)	(1,031)	(7,433)	(7,029)

Loss from continuing operations before income taxes	(15,891)	(14,157)	(56,862)	(58,411)
Income taxes	—	(32)	(53)	(1,417)

Loss from continuing operations for period	(15,891)	(14,125)	(56,809)	(56,994)
Loss from discontinued operations for period	—	(114,623)	(493)	(124,143)
Net loss for period	$(15,891)	$(128,748)	$(57,302)	$(181,137)

Basic and diluted loss per share from continuing operations	$(0.14)	$(0.12)	$(0.50)	$(0.50)
Basic and diluted loss per share from discontinued operations	(0.00)	(1.01)	(0.00)	(1.10)

Basic loss per share	$(0.14)	$(1.13)	$(0.50)	$(1.60)

Weighted average number of common shares outstanding	114,742,491	114,212,575	114,575,473	113,390,728

Cash used by operations	$(9,629)	$(17,048)	$(31,684)	$(42,670)
Capital expenditures	(2,583)	(3,544)	(6,379)	(8,735)

Operating cash consumption (Endnote 1)	$(12,212)	$(20,592)	$(38,063)	$(51,405)

			December 31,	December 31, 2006
			2007	—

Total cash, cash equivalents and short term investments			$145,574	$187,072

CONFERENCE CALL: FOURTH QUARTER & FULL YEAR 2007

Ballard will hold a conference call to discuss its 2007 results and 2008 outlook on Thursday, February 21st, 2008 at 8:00 a.m. PST (11:00 a.m. EST). On February 21st, 2008, access to the live call will be on telephone number (604) 638-5340. A link to the simultaneous audio web cast will also be available on the homepage of Ballard’s website at www.ballard.com. Following the call, a recording will be available for 24 hours immediately afterwards at 604-638-9010 (Confirmation Number: 6235#). The audio web cast with slides will be posted and archived by the end of the day on February 21st, 2008 in the News and Events section of Ballard’s website.

ABOUT BALLARD POWER SYSTEMS
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

Endnotes:

[1]	Operating cash consumption is a non-GAAP measure used to assist in assessing Ballard’s financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Operating cash consumption measures the amount of cash required to fund the operating activities of Ballard’s business and excludes financing and investing activities except for additions to property, plant and equipment.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.